                    U.S. SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 02549

                                                     COMMISSION FILE NO. 0-26227

                                   FORM 12B-25
                           NOTIFICATION OF LATE FILING

Check box:
Form 10-K [ ]   Form 20-F [ ]   Form 11-K [ ]   Form 10-Q [X]   Form N-SAR [ ]

                      For Period Ended: September 30, 2001

                                 ---------------

                       [ ] Transition Report on Form 10-K
                       [ ] Transition Report on Form 20-F
                       [ ] Transition Report on Form 11-K
                       [ ] Transition Report on Form 10-Q
                       [ ] Transition Report on Form N-SAR
                       For the Transition Period Ended: ________________________


--------------------------------------------------------------------------------
   Read Instruction (on back page) Before Preparing Form. Please Print or Type

            Nothing in this form shall be construed to imply that the
            Commission has verified any information contained herein.
--------------------------------------------------------------------------------


If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

--------------------------------------------------------------------------------
PART I - REGISTRANT INFORMATION
--------------------------------------------------------------------------------

Full Name of Registrant:

        SSP SOLUTIONS, INC.
--------------------------------------------------------------------------------

Former Name if Applicable

         LITRONIC INC.
--------------------------------------------------------------------------------

Address of Principal Executive Office (Street and Number)

        17861 CARTWRIGHT ROAD
--------------------------------------------------------------------------------

City, State, Zip Code

        IRVINE, CA 92614
--------------------------------------------------------------------------------


PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

        (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X]     (b)     The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

        (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The Registrant is unable to file the subject report in a timely manner because the Registrant was not able to complete timely its financial statements without unreasonable effort or expense due to activities related to the merger with BIZ Interactive Zone, Inc. ("BIZ") that was completed during the quarter ended September 30, 2001.

PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification:

           THOMAS SCHIFF                     (949)                 851-1085
   -------------------------------    ------------------      -----------------
               (Name)                     (Area Code)         (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                                                 [X] Yes  [ ] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                                 [X] Yes  [ ] No

    If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The company anticipates several significant changes in results of operations for the three months and nine months ended September 30, 2001 when compared to the corresponding periods in the prior fiscal year. As a result of the merger with BIZ in August 2001, for the three months and nine months ended September 30, 2001, the company's expenses include the results of BIZ's operations since August 24, 2001. As BIZ was a development stage enterprise at the time of the merger, revenues are comparable from period to period while expenses are not.

Product revenues decreased approximately $9.9 million during the three months ended September 30, 2001, as compared to the three months ended September 30, 2000. Product revenues decreased approximately $12.6 million during the nine months ended September 30, 2001, as compared to the nine months ended September 30, 2000. The decrease in product revenue was primarily attributable to a management decision to decrease sales of low margin network deployment products and focus on a higher margin line of secure PC products.

Cost of sales decreased approximately $8.2 million during the three months ended September 30, 2001, as compared to the three months ended September 30, 2000. Cost of sales decreased approximately $10.7 million during the nine months ended September 30, 2001, as compared to the nine months ended September 30, 2000. The decrease in cost of sales was primarily attributable to the decrease in revenue related to low margin network deployment products.

Selling, general and administrative expenses decreased approximately $0.5 million during the three months ended September 30, 2001, as compared to the three months ended September 30, 2000. Selling, general and administrative expenses decreased approximately $2.2 million during the nine months ended September 30, 2001, as compared to the nine months ended September 30, 2000. The decrease in selling, general and administrative expenses was primarily attributable to staffing reductions.

Research and development expenses increased approximately $0.4 million during the three months ended September 30, 2001, as compared to the three months ended September 30, 2000. Research and development expenses increased approximately $1.2 million during the nine months ended September 30, 2001, as compared to the nine months ended September 30, 2000. The increase in research and development expenses was primarily attributable to the company's increased commitment to research and development and new research and development projects that resulted from the merger with BIZ.

Amortization of goodwill and other intangibles decreased approximately $0.5 million during the three months ended September 30, 2001, as compared to the three months ended September 30, 2000. Amortization of goodwill and other intangibles decreased approximately $1.9 million during the nine months ended September 30, 2001, as compared to the nine months ended September 30, 2000. The decrease in amortization expense was primarily attributable to an impairment charge of $31.4 million recorded during the quarter ended December 31, 2000, related to unamortized goodwill and other intangible assets.

In-process research and development expense was approximately $3.3 million during the three months and nine months ended September 30, 2001. There was no in-process research and development expense during the three months and nine months ended September 30, 2000. The increase in in-process research and development expense was related to the merger with BIZ.

Other non-operating expense increased approximately $1.2 million during the three months ended September 30, 2001, as compared to the three months ended September 30, 2000. Other non-operating expense increased $1.3 million during the nine months ended September 30, 2001, as compared to the nine months ended September 30, 2000. The increase in other non-operating expense was primarily attributable to a loss on trading securities.

                               SSP SOLUTIONS, INC.
                  --------------------------------------------
                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Date: NOVEMBER 14, 2001                 By:/s/ THOMAS SCHIFF
      -------------------                  -------------------------------------
                                           Thomas Schiff, Executive Vice
                                           President and Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                    ATTENTION
   Intentional misstatements or omissions of fact constitute Federal Criminal
                        Violations (See 18 U.S.C. 1001).

                              GENERAL INSTRUCTIONS

1. This form is required by Rule 12b-25 (17 CRF 240.12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.

2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4. Amendments to the notifications must also be filed on form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

5. ELECTRONIC FILERS. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T (Section 232.201 or Section 232.202 of this chapter) or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T (Section 232.13(b) of this chapter).



                                      -2-